
GRASIM
ADITYA BIRLA GROUP


03037169

03 NOV -6 AM 7:21

82-3322

15th October, 2003

By Air Mail

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA
Fax:

SUPPL

Dear Sir,

Pursuant to Clause 41 of the Listing Agreement, please note that the Board of Directors of Grasim Industries Limited will meet on Thursday, the 23rd October, 2003 interalia to take on record the unaudited financial results (provisional) for the quarter / half year ended 30th September, 2003.

This is for your information.

Thanking you,
Yours faithfully,

Ashok Malu
Company Secretary

PROCESSED
NOV 19 2003
THOMSON
FINANCIAL

dlw 11/13

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
91, Sakhar Bhavan, 230, Nariman Point, Mumbai - 400 021 • Tel. : 91-22-2281 9520 • Fax : 91-22-2284 6299 • Email : grasim@bom7.vsnl.net.in
Registered Office : P. O. Birlagram, Nagda - 456 331 (M.P.)